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Business Insider | The founders of $1.4 billion startup Talkspace talk going public and why the ‘second pandemic’ will be a mental health crisis

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The founders of $1.4 billion startup Talkspace talk going public and why the ‘second pandemic’ will be a mental health crisis

Business Insider

By: Áine Cain

January 21, 2021

Talkspace, the $1.4 billion company aiming to overhaul behavioral healthcare, was itself born out of a mental health crisis.

Oren and Roni Frank’s marriage was on the verge of collapse around 2005, five years after they had married. Oren was a marketing and advertising executive who’d worked a long stint at McCann Erickson. Roni was a software developer for Amdocs. But their professional success, their busy lives took a toll on their relationship.

“She left me,” Oren told Insider. “That’s the short version of it.”

Couples therapy was the only thing that knitted the Franks’ marriage back together.

“We learned so much about ourselves and about our relationship and it really empowered us as a couple and as individuals,” Frank said. “We were lucky to have access to therapy, to mental health care, unlike millions of people.”

The Franks never forgot their experience in talk therapy. Rather than resume their separate careers for long, the couple began planning to launch their own company around mental healthcare. They decided to launch Talkspace in 2012.

The goal was to “democratize access” to mental healthcare, providing affordable, convenient behavioral mental healthcare to consumers, especially the estimated 70 million Americans suffering from mental health illness. Talkspace accomplishes this through an app that currently serves 46,000 active members, pairing them with professional therapists for virtual appointments.

Now, thanks to its upcoming merger with Hudson Executive Investment Corp., Talkspace is set to become, in Oren’s words, the only public “pure-play behavioral healthcare company in existence,” by which he means a company focusing solely on mental healthcare services. Talkspace and Hudson have agreed to merge, although the merger itself likely won’t take place until later in 2021.

Hudson is an acquisition company that went public in June 2020. The merger will provide the company with $250 million in growth capital, and Talkspace’s estimated net revenue for 2021 is $125 million, a 69% spike from 2020.

“We found the Hudson team to be — and we work in a relationship company — a really good match for the kinds of partners we want to have for the mission that we do,” Roni said.

The company has seen an unprecedented expansion during the COVID-19 pandemic.

Not only has the virus forced mental healthcare providers to go virtual, but plenty of individuals are facing mental health crises during this traumatic, unstable time. The Franks estimate they’ve seen five to six years of growth in the virtual behavioral healthcare space crammed within five to six months.

“We’re not happy to benefit from COVID,” Oren said. “It doesn’t feel good.”

The Talkspace founders said that by opting to go public, they are bracing for the “second pandemic” of mental health issues that they anticipate will arise after COVID-19. The Franks want to “democratize” mental healthcare, and bring it to an international market. And they believe that, by merging with Hudson, they’re ramping up the pace of their growth.

“As a publicly-traded company, we will be able to extend the service that we brought to hundreds and thousands of people to millions of people,” Oren said.

While COVID-19 may have accelerated Talkspace’s growth, the founders feel that it’s largely just shined a spotlight on ongoing problems within the behavioral healthcare space. Roni noted that the state of mental healthcare amounted to a “crisis” long before this unprecedented year. The behavioral healthcare company is advocating that individuals begin treating their mental health like a priority. That goes for those who are “worried well” — or individuals dealing with life crises rather than clinical mental illnesses.

“We all go through the human condition,” Oren said. “We get fired, we lose someone, we lose our jobs.”

But the traditional delivery of mental healthcare services, in the Franks’ view, has always failed to put patients first. Behavioral health treatment, in their view, has long been expensive, inconvenient, and potentially alienating to those who try it out.

“There is no reason, in the post-COVID world, to go back to the expensive, inconvenient traditional services,” Roni said. “And that’s why it’s a game-changer for telehealth.”

The Franks said that patients, for the most part, have welcomed the changes. Resistance has come up in the form of clinical therapists unused to telehealth, or unwilling to commit to Talkspace’s more outcome-focused methods. Oren said that behavioral healthcare — especially talk therapy — is a “traditional” landscape that has changed “little in the last century or so.”

The concept of virtual care isn’t the only aspect of Talkspace’s business model that some mental healthcare professionals balked at. Oren said that, while he appreciates the “romantic view” of therapy, his company is looking to bust open the “black box” model in order to provide better patient outcomes.

“We truly believe in measuring clinical outcomes and generating feedback mechanisms and trying to understand what works and what doesn’t work,” he said. “It’s not good enough if you want to build something that’s really scalable and can really democratize good care. It’s not just the access to any care. You have to be able to generate the clinical outcome.”

That being said, Oren said that Talkspace didn’t receive nearly as much “pushback” as he expected from mental health professionals.

In recent years, the company has received thousands of applications from therapists looking to work with the app. And with the COVID-19 pandemic forcing so many therapists to embrace telehealth, there’s unlikely to roll back.

While the company is a disruptive force within the world of talk therapy, it is looking to work with the traditional set of large health insurance providers. Oren said that Talkspace currently works with five major insurance companies.

In terms of major competitors, the Franks say large telemedicine platforms, including Teladoc Health, Amwell, MDLive, and Doctors on Demand have behavioral offerings or the capacity to add such options. They also counted Lyra Health — noting that the company has “smart people doing good work” but more of a focus on life coaching than behavioral health — and the smaller-scale startup Ginger. Oren told Business Insider that he doesn’t believe the market for virtual mental healthcare is “winner takes all.”

“I think there should be more competition, to be honest, because the gap is so huge,” Oren said. “We are a tiny drop in an ocean of need and misery. It’s very flattering to think that we can solve everything by ourselves, but it’s probably not true.”

Roni said that one standout for Talkspace is the fact that it focuses on mental health, even though that has meant winning over large health insurance providers, wrangling with interstate regulatory issues, and convincing professional therapists to sign on despite the “traditional,” often technology-adverse nature of the business.

“I remember my friends and family saying, ‘Oh, maybe you should do wellness. Maybe you should do coaching,’” she said. “And I think this is because of stigma. Like it sounds heavy — mental health.”

Roni said that removing the stigma from mental healthcare has always been a fundamental part of Talkspace’s mission.

“My dream is that if you get up in the morning and you feel that you need professional help, you know that within a few minutes you can get connected with a licensed professional,” Roni said. “And feel comfortable to do it and get the help you need.”

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.